

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2023

Fion Wenjuan Zhou
Chief Financial Officer
Niu Technologies
No.1 Building, No. 195 Huilongguan East Road,
Changping District, Beijing 102208
People's Republic of China

> **Re: Niu Technologies**
> **Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response letters dated July 10, 2023 and July 21, 2023**
> **File No. 001-38696**

Dear Fion Wenjuan Zhou:

We have reviewed your July 10, 2023 and July 21, 2023 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2023 letter.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Item 19. Exhibits, page 138

1.   We have reviewed your response to prior comment 8. Please amend your December 31, 2022 Annual Report on Form 20-F in its entirety to properly include corrected Exhibits 13.1 and 13.2, as soon as practicable.

You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Contact Jennifer Thompson at (202) 551-3737 or Chris Dunham at (202) 551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Sincerely,

Division of Corporation Finance
Office of Manufacturing